EXHIBIT

PRESS RELEASE

For Immediate Release
27 January 2005

Contact:
Media Inquiries
Daniel Flaherty 617.210.3887
dflaherty@evergreeninvestments.com

Laura Fay 617.210.3867
lfay@evergreeninvestments.com

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Evergreen Investments




EVERGREEN UTILITIES AND HIGH INCOME FUND ANNOUNCES FINAL RESULTS OF TENDER OFFER
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BOSTON - The Evergreen Utilities and High Income Fund (AMEX:ERH), a closed-end equity and high yield bond fund, announced today that in accordance with its tender offer for up to 5% or 575,250, in the aggregate, of its issued and outstanding common shares, which expired on January 24, 2005, the Fund has accepted, after adjusting for fractional shares in accordance with the terms of the offer, 575,250 shares for payment on January 27, 2005 at a price of $22.08 per share, which was the net asset value per share determined as of the close of the New York Stock Exchange on January 25, 2005. These shares represent 5% of the fund's outstanding common shares.

A total of 3,799,973 shares were properly tendered and not withdrawn by January 24, the final date for withdrawals. In accordance with the terms of the tender offer, the Fund is purchasing shares on a pro rata basis from all tendering shareholders, other than shareholders holding 99 or less shares who tendered all their shares and from whom the Fund is accepting all shares properly tendered (aggregating 575,250 shares). Accordingly, on a pro rata basis, 11.163% of the shares tendered by each shareholder who properly tendered 100 or more shares has been accepted for payment.

Evergreen Utilities and High Income Fund is a non-diversified closed-end equity and high yield bond fund. The Fund's primary investment objective is to seek a high level of current income and moderate capital growth, with emphasis on providing tax-advantaged dividend income. Evergreen Investment Management Company, LLC, is the Fund's investment advisor.

Investments in the Fund involve risk. Shares of closed-end funds frequently trade at a discount to net asset value. Additional risks are associated with investing in utility and below investment grade securities, such as risk that concentrating investments in one single sector could increase volatility of your investment and risk that below investment grade investment is more prone to default or decline in market value. Please contact EquiServe Trust Company, N.A., the fund's information agent, at 888-396-7866 for more information.

About Evergreen Investments
Evergreen Investments is the brand name under which Wachovia Corporation (NYSE:WB) conducts its investment management business and is a leading asset management firm serving more than four million individual and institutional investors through a broad range of investment products. Led by 350 investment professionals, Evergreen Investments strives to meet client investment objectives through disciplined, team-based asset management. Evergreen Investments manages $247 billion in assets (as of December 31, 2004). For more information on Evergreen, please visit www.evergreeninvestments.com.